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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sharpe Resources Corporation (Registrant)
Date: May 29, 2009
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2008. The MD&A was prepared as of April 28, 2008 and should be read in conjunction with the audited Annual Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGP and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal projects in the central Appalachian region of the eastern United States.

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

Results of Operations

The net loss for the year ending December 31, 2008 was $321,495 as compared to the net loss of $255,827 for the year ending December 31, 2007 an increase of $65,668. Operating expenses decreased by $24,386 however General and Administrative expenses increased by $38,705. There was an increase of $98,641 in Stock-option compensation from $90,232 for the year ending December 31, 2007 to $188,873 for the year ending December 31, 2008. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

Revenue increased from $8,606 for the year ending December 31, 2007 to $39,604 for the year ending December 31, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On January 7, 2008, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the proposed acquisition are included in Note 10(a) of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007, 2006. The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Corporation and the issuance of 2 million shares of the Corporation's common stocks. The agreement is subject to regulatory approvals and as of December 31, 2008, the business combination has not been so approved.

On June 12, 2008, the Corporation announced that RSM has reached an agreement in principle with the Corporation to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Corporation. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset. A joint venture agreement was completed and executed by both Boards' of Directors on November 12, 2008.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Corporation. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The agreement is subject to regulatory approvals and as of December 31, 2008, the joint venture has not been so approved.

Liquidity and Capital Resources

The Corporation's cash balance at December 31, 2008 was $239,155 compared to $292,434 at December 31, 2007. Total assets at December 31, 2008 were $493,260 compared to $554,548 at December 31, 2007 a decrease of $61,288.

Total Current Liabilities decreased from $845,517 at December 31, 2007 to $830,853 at December 31, 2008. Accounts payable and accrued liabilities increased from $147,486 at December 31, 2007 to $192,327 at December 31, 2008 an increase of $44,841.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at December 31, 2008 and 2007. Also at December 31, 2008 the Corporation had outstanding options to purchase 3,780,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2013. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

There are no warrants outstanding at December 31, 2008.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

2008		2007	2006
Selected Operating Data
Revenue	$43,039	$10,808	$20,885
Operating Costs	($1,824)	($26,210)	($32,544)
Expenses	($362,710)	($240,425)	($254,968)
Management Fee	($0)	($15,000)	($154,000)
Write-off of an option to acquire
mineral property	$0	$0	($78,125)
Net loss for the year	($321,495)	($255,827)	($344,752)
Loss per share - basic	($0.01)	($0.01)	($0.01)
Loss per share - diluted	($0.01)	($0.01)	($0.01)
2008		2007	2006
Selected Balance Sheet Data
Total Assets	$493,260	$554,548	$454,866
Long Term Debt	$0	$0	$0
Share Capital	($11,463,430)	($11,463,430)	($11,174,108)
Warrants	($0)	($0)	($204,408)
Deficit	($12,342,356)	($12,020,861)	($11,765,034)
Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

3 Mos.				3 Mos.	3 Mos.	3 Mos.
Ending Dec.				Ending Sept	Ending June	Ending
31, 2008				30, 2008	30, 2008	Mar. 31
						2008
Revenue		$13,724		$17,110	$11,901	$304
Expenses		($78,978)		($41,607)	($228,470)	($15,479)
Net Income
(Loss)	($67,066)			($22,685)	($216,569)	($15,175)
Net Income
(Loss) per
Common
share basic
and diluted			($0.01)	($0.00)	($0.00)	($0.00)
3 Mos. Ending Dec. 31 2007 $645 ($60,752)	3 Mos. Ending Sept 30 2007 $394 ($16,593)	3 Mos. Ending June 30 2007 $9,134 ($134,547)	3 Mos. Ending Mar 31, 2007 $635 ($54,743)
($60,107)	($16,199)	($125,413)	($54,108)
($0.01)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

December 31, 2008			December 31, 2007
Due From Related Party	Standard Energy Corporation (i)	$250,000 $250,000	$250,000 $250,000
Due To Related Parties	Roland M. Larsen (ii) Royal Standard Minerals Inc. (iii) Kentucky Standard Energy Corporation (iv)	$25,400 $110,306 $25,000 $160,706	$25,400 $108,813$0 $134,213
(i)
The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On January 7, 2008, Sharpe acquired a 100% interest in Standard Energy as described in Note 10(a).
(ii)
This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.. For the year ended December 31, 2008, the Corporation accrued interest of $1,493 (2007 - $Nil and 2006 - $Nil) on this liability

(iv)
This loan is payable to Kentucky Standard Energy Corporation with which the Corporation has common management and common directors. It is unsecured, non-interest bearing, and was repaid in February, 2009.
(v)
Management fees of $Nil (2007 - $15,000; 2006 – $154,000) were paid to an officer and director of the Corporation.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Future Changes in Accounting Policies

On February 13, 2008, the Canadian Accounting Standards Board confirmed the transition to IFRS from Canadian GAAP will occur on January 1, 2011 for public entities. The impact of this transition on the Corporation's consolidated financial statements has not yet been determined; however, management continues to monitor these developments and the CFO has enrolled in education courses regarding IFRS business issues and implementation for the Corporation.

Disclosure Controls Risks

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the effectiveness of our disclosure controls and procedures as of the date of this Management's Discussion and Analysis, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests. The Corporation's Audited Financial Statements contain a note about the Corporation's ability to continue as a Going concern.

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Environment

Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Corporation continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Corporation's business and affairs.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements

Management's Responsibility for Financial Information

The Corporation's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Corporation's management in accordance with Canadian and U.S. generally accepted accounting principles. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Corporation evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109-Certification of Disclosures in Issuer's Annual and Interim Filings for the fiscal year ended December 31, 2008. It is the opinion of the Corporation's Principal Executive and Financial Officer that within the confines of limited segregation of duties because of extremely small staff, disclosure controls and procedures as of the end of December 31, 2008 are sufficiently effective based on our evaluation.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA April 28, 2009